UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 19, 2023, Akanda Corp (the “Company”) entered into an option to purchase agreement with 1107385 B.C. LTD. (the “Owner”) to purchase certain land property (as defined therein) from the Owner (the “Prior Agreement”). Pursuant to the Prior Agreement, the First Option Payment (USD600,000) shall be paid either in cash or by the issuance of common shares of the Company (the “Shares”), and if the Company elects to issue any Shares to the Owner, the total number of the Shares shall not exceed 4.99% of the total outstanding common shares of the Company (the “Share Cap”) on the date of such issuance.

On September 22, 2023, the Company and the Owner amended and restated the Prior Agreement (the “Amended and Restated Agreement”) to remove the cash payment option and Share Cap for the First Option Payment, and agreed to issue the Owner 879,895 Shares in full consideration for the First Option Payment. Pursuant to the Amended and Restated Agreement, the Company shall issue such Shares to the Owner after fifteen (15) days of the execution and delivery of the Amended and Restated Agreement and written notice to the Nasdaq Capital Market. The remaining terms and conditions of the Prior Agreement remain in full force and effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 25, 2023	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Executive Director

Exhibit Index

Exhibit No.	Description

99.1	Form of Amended and Restated Option to Purchase Agreement.